UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number: 001-16174

Teva Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

Israel

(Jurisdiction of incorporation or organization)

5 Basel Street

P.O. Box 3190

Petach Tikva

4951033 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On July 31, 2015, Teva Pharmaceutical Industries Ltd., a company organized under the laws of Israel (“Teva”), entered into a commitment letter (the “Equity Bridge Commitment Letter”) with respect to a $6,750,000,000 equity bridge loan credit facility (the “Equity Bridge Facility”) and a commitment letter (the “Debt Commitment Letter” and together with the Equity Bridge Commitment Letter, the “Commitment Letters”) with respect to a $27,000,000,000 bridge loan credit facility (the “Bridge Credit Facility”) with Bank of America Merrill Lynch International Limited, Bank of America N.A., London Branch, Barclays Bank PLC, BNP Paribas, Citibank, N.A., London Branch, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, HSBC Bank plc, Morgan Stanley Senior Funding, Inc., Mizuho Bank, Ltd., RBC Capital Markets, Royal Bank of Canada and Sumitomo Mitsui Banking Corporation.

Teva intends to use the funds that will be made available in connection with the Commitment Letters to fund a portion of the consideration in connection with its pending acquisition (the “Acquisition”) of the global generics business and certain other assets of Allergan plc (“Allergan”) pursuant to the Master Purchase Agreement (the “Master Purchase Agreement”), dated as of July 26, 2015, by and between Teva and Allergan.

Pursuant to the Commitment Letters, Bank of America Merrill Lynch International Limited, Barclays Bank PLC, BNP Paribas, Citibank, N.A., London Branch, Credit Suisse Securities (USA) LLC, HSBC Bank plc, Morgan Stanley Senior Funding, Inc., Mizuho Bank, Ltd., RBC Capital Markets, Royal Bank of Canada and Sumitomo Mitsui Banking Corporation (the “Lenders”) committed to provide, upon the terms and subject to the conditions set forth therein, $6,750,000,000 under the Equity Bridge Facility and $27,000,000,000 under the Bridge Credit Facility. Funding under the Commitment Letters is subject to conditions consisting of (i) the negotiation, execution and delivery of definitive documentation in respect of the Equity Bridge Facility and the Bridge Credit Facility, (ii) the Acquisition having been consummated substantially contemporaneously with the borrowing in accordance with the Master Purchase Agreement, (iii) since July 26, 2015, no Effects (as defined in the Master Purchase Agreement) having occurred which, individually or in the aggregate, have had (and have continued to have) or would reasonably be expected to have, a Seller Material Adverse Effect (as defined in the Master Purchase Agreement) (iv) no change of control of Teva having occurred, (v) at least ten consecutive business days prior to the funding date, Teva having an effective registration statement on Form F-1 or Form F-3 under the Securities Act of 1933, as amended, available for the issuance of equity, equity-linked or similar securities, (vi) the accuracy of certain specified representations and warranties set forth in the Master Purchase Agreement having been true and correct in all material respects as of certain specified dates and (vii) other customary conditions.

The foregoing description of the Equity Bridge Commitment Letter and the Debt Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Equity Bridge Commitment Letter and the Debt Commitment Letter, which are filed as Exhibits 99.1 and 99.2 hereto, respectively, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2015

TEVA PHARMACEUTICAL INDUSTRIES LTD.,

By:	/s/ Eyal Desheh
	Name:	Eyal Desheh
	Title:	Group EVP & CFO

EXHIBIT INDEX

Exhibit No.	Description

99.1	Equity Bridge Commitment Letter, dated as of July 31, 2015, by and among Teva Pharmaceutical Industries Limited and Paribas, Citibank, N.A., London Branch, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, HSBC Bank plc, Morgan Stanley Senior Funding, Inc., Mizuho Bank, Ltd., RBC Capital Markets, Royal Bank of Canada and Sumitomo Mitsui Banking Corporation.
99.2	Debt Commitment Letter, dated as of July 31, 2015, by and among Teva Pharmaceutical Industries Limited and Paribas, Citibank, N.A., London Branch, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Securities (USA) LLC, HSBC Bank plc, Morgan Stanley Senior Funding, Inc., Mizuho Bank, Ltd., RBC Capital Markets, Royal Bank of Canada and Sumitomo Mitsui Banking Corporation.